UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K

             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998


                        METALS USA, INC. 401 (K) PLAN
                           (Full title of the Plan)


                               METALS USA, INC.
         (Name of Issuer of the Securities Held Pursuant to the Plan)


                        COMMISSION FILE NUMBER 1-13123

         DELAWARE                                       76-0533626
 (State or other jurisdiction                        (I.R.S. Employer
of incorporation or organization)                 Identification Number)

         THREE RIVERWAY, SUITE 600
               HOUSTON, TEXAS                             77056
(Address of Issuer's Principal Executive Offices)       (Zip Code)


      Registrant's telephone number, including area code: (713) 965-0990

                                METALS USA, INC.
                                  401 (K) PLAN
                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1998

METALS USA, INC.
401 (K) PLAN

INDEX
------------------------------------------------------------------------------

                                                                          PAGE
Financial Statements:

   Report of Independent Accountants.....................................    1

   Statement of Net Assets Available for Benefits, with Fund Information.   2-3

   Statement of Changes in Net Assets Available for Benefits,
      with Fund Information..............................................   4-5

   Notes to Financial Statements.........................................  6-12

Supplemental Schedules:

   Schedule I - Schedule of Assets Held for Investment Purposes.......... 13-14

   Schedule II - Schedule of Reportable Transactions.....................  15

Signatures...............................................................  16

Index to Exhibits........................................................  17

Consent of Independent Accountants.......................................  18

                                      (ii)

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Metals USA, Inc. 401 (k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Metals USA, Inc. 401 (k) Plan at December 31, 1998, and the changes in net assets available for benefits for the period June 1, 1998 to December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

    Our audit was conducted for the purpose of performing an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



PRICEWATERHOUSECOOPERS LLP



June 16, 1999
Hartford, Connecticut

METALS USA, INC.
401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                                  FUND INFORMATION
                                                                                  DECEMBER 31, 1998
                                                       ----------------------------------------------------------------------------
                                                                      CHARTER                                             WARBURG
                                                                      LARGE                    CHARTER      FIDELITY      PINCUS
                                                         CHARTER     COMPANY      CHARTER      GLOBAL       ADVISOR       ADVISOR
                                                        GUARANTEED  STOCK INDEX   GROWTH &     STOCK        EQUITY       EMERGING
                                                       INCOME FUND     FUND      INCOME FUND    FUND      GROWTH FUND  GROWTH FUND
                                                       -----------  -----------  -----------  ----------  -----------  -----------
ASSETS

Investments, at fair value
    CIGNA Charter Guaranteed Income Fund ............  $13,673,610
    CIGNA Charter Large Company Stock Index Fund ....               $ 2,622,607
    CIGNA Charter Growth & Income Fund ..............                            $ 9,334,411
    CIGNA Charter Global Stock Fund .................                                         $3,037,801
    CIGNA Fidelity Advisor Equity Growth Fund .......                                                     $16,590,663
    CIGNA Warburg Pincus Advisor Emerging Growth Fund                                                                  $ 4,268,623
    CIGNA INVESCO Total Return Fund .................
    CIGNA Janus Fund ................................
    CIGNA Neuberger Berman Partners Trust ...........
Employer contributions receivable ...................      302,956       64,084       57,384      27,609       83,343       20,088
Employee contributions receivable ...................      200,712       42,661       30,841      18,844       54,610       12,529
Cash equivalents ....................................       19,344
                                                       -----------  -----------  -----------  ----------  -----------  -----------
Net assets available for benefits ...................  $14,196,622  $ 2,729,352  $ 9,422,636  $3,084,254  $16,728,616  $ 4,301,240
                                                       ===========  ===========  ===========  ==========  ===========  ===========
                                                                 FUND INFORMATION
                                                                 DECEMBER 31, 1998
                                                       ----------------------------------

                                                                                NEUBERGER
                                                         INVESCO                  BERMAN
                                                          TOTAL        JANUS     PARTNERS
                                                       RETURN FUND     FUND       TRUST
                                                       -----------  ----------  ---------
ASSETS

Investments, at fair value
    CIGNA Charter Guaranteed Income Fund ............
    CIGNA Charter Large Company Stock Index Fund ....
    CIGNA Charter Growth & Income Fund ..............
    CIGNA Charter Global Stock Fund .................
    CIGNA Fidelity Advisor Equity Growth Fund .......
    CIGNA Warburg Pincus Advisor Emerging Growth Fund
    CIGNA INVESCO Total Return Fund .................  $ 3,849,149
    CIGNA Janus Fund ................................               $2,865,317
    CIGNA Neuberger Berman Partners Trust ...........                           $ 636,970
Employer contributions receivable ...................       20,858      83,723     27,199
Employee contributions receivable ...................       16,078      41,011     21,631
Cash equivalents ....................................
                                                       -----------  ----------  ---------
Net assets available for benefits ...................  $ 3,886,085  $2,990,051  $ 685,800
                                                       ===========  ==========  =========

   The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
(CONTINUED)

                                                                            FUND INFORMATION
                                                                            DECEMBER 31, 1998
                                                       ----------------------------------------------------------


                                                       LIFETIME20  LIFETIME30  LIFETIME40  LIFETIME50  LIFETIME60
                                                          FUND        FUND       FUND         FUND        FUND
                                                       ----------  ----------  ----------  ----------  ----------
ASSETS

Investments, at fair value
    CIGNA Charter Guaranteed Income Fund ............
    CIGNA Charter Large Company Stock Index Fund ....
    CIGNA Charter Growth & Income Fund ..............
    CIGNA Charter Global Stock Fund .................
    CIGNA Fidelity Advisor Equity Growth Fund .......
    CIGNA Warburg Pincus Advisor Emerging Growth Fund
    CIGNA INVESCO Total Return Fund .................
    CIGNA Janus Fund ................................
    CIGNA Neuberger Berman Partners Trust ...........
    CIGNA Lifetime20 Fund ...........................  $  176,840
    CIGNA Lifetime30 Fund ...........................              $  166,236
    CIGNA Lifetime40 Fund ...........................                          $5,118,704
    CIGNA Lifetime50 Fund ...........................                                      $  224,684
    CIGNA Lifetime60 Fund ...........................                                                  $  672,141
    Metals USA, Inc. Common Stock ...................
    Ohio National Life Fixed Accumulation Account ...
Employer contributions receivable ...................      17,454      20,222      17,333       7,285       2,813
Employee contributions receivable ...................      10,991      13,474      17,032      10,361       5,445
Cash equivalents ....................................
Participant notes receivable ........................
                                                       ----------  ----------  ----------  ----------  ----------
Net assets available for benefits ...................  $  205,285  $  199,932  $5,153,069  $  242,330  $  680,399
                                                       ==========  ==========  ==========  ==========  ==========
                                                                        FUND INFORMATION
                                                                       DECEMBER 31, 1998
                                                       -------------------------------------------------
                                                          METALS
                                                         USA, INC.              PARTICIPANT
                                                          COMMON      FIXED        NOTES
                                                          STOCK       FUND      RECEIVABLE      TOTAL
                                                       -----------  ----------  -----------  -----------
ASSETS

Investments, at fair value
    CIGNA Charter Guaranteed Income Fund ............               $1,288,733               $14,962,343
    CIGNA Charter Large Company Stock Index Fund ....                                          2,622,607
    CIGNA Charter Growth & Income Fund ..............                                          9,334,411
    CIGNA Charter Global Stock Fund .................                                          3,037,801
    CIGNA Fidelity Advisor Equity Growth Fund .......                                         16,590,663
    CIGNA Warburg Pincus Advisor Emerging Growth Fund                                          4,268,623
    CIGNA INVESCO Total Return Fund .................                                          3,849,149
    CIGNA Janus Fund ................................                                          2,865,317
    CIGNA Neuberger Berman Partners Trust ...........                                            636,970
    CIGNA Lifetime20 Fund ...........................                                            176,840
    CIGNA Lifetime30 Fund ...........................                                            166,236
    CIGNA Lifetime40 Fund ...........................                                          5,118,704
    CIGNA Lifetime50 Fund ...........................                                            224,684
    CIGNA Lifetime60 Fund ...........................                                            672,141
    Metals USA, Inc. Common Stock ...................  $11,324,990                            11,324,990
    Ohio National Life Fixed Accumulation Account ...                1,234,583                 1,234,583
Employer contributions receivable ...................       25,766     119,003                   897,120
Employee contributions receivable ...................       26,248      36,258                   558,726
Cash equivalents ....................................                                             19,344
Participant notes receivable ........................                           $ 1,744,935    1,744,935
                                                       -----------  ----------  -----------  -----------
Net assets available for benefits ...................  $11,377,004  $2,678,577  $ 1,744,935  $80,306,187
                                                       ===========  ==========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
401(K) PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                                    FUND INFORMATION
                                                                      FOR THE PERIOD JUNE 1, 1998 TO DECEMBER 31, 1998
                                                          -------------------------------------------------------------------
                                                                          CHARTER
                                                                           LARGE
                                                                          COMPANY                    CHARTER       FIDELITY
                                                            CHARTER        STOCK       CHARTER        GLOBAL        ADVISOR
                                                           GUARANTEED      INDEX       GROWTH &       STOCK         EQUITY
                                                          INCOME FUND      FUND      INCOME FUND      FUND        GROWTH FUND
                                                          ------------   ----------  -----------   -----------   ------------
Additions to net assets attributed to:
    Investment income
      Interest .........................................  $    299,150
      Net appreciation (depreciation) in fair
        value of investments ...........................                 $  337,227  $   854,399   $    79,959   $  1,917,513
                                                          ------------   ----------  -----------   -----------   ------------
                                                               299,150      337,227      854,399        79,959      1,917,513
                                                          ------------   ----------  -----------   -----------   ------------
    Contributions
      Employer .........................................       681,809      121,623      100,235        51,731        144,925
      Employee .........................................     1,259,678      235,543      152,970        95,283        246,047
                                                          ------------   ----------  -----------   -----------   ------------
                                                             1,941,487      357,166      253,205       147,014        390,972
                                                          ------------   ----------  -----------   -----------   ------------
Total additions ........................................     2,240,637      694,393    1,107,604       226,973      2,308,485

Deductions from net assets attributed to:
    Benefit payments ...................................       789,251        5,468      254,942        16,414        270,885
    Transaction charge .................................         1,858          255          439           352            711
    Transfer to affiliated plan ........................        56,105        6,068       55,708                       52,143
                                                          ------------   ----------  -----------   -----------   ------------
Total deductions .......................................       847,214       11,791      311,089        16,766        323,739
Change in forfeiture reserve, net ......................        (8,792)       1,098        1,098           136          2,150
                                                          ------------   ----------  -----------   -----------   ------------
Net increase (decrease) prior to interfund transfers
   and plan mergers ....................................     1,384,631      683,700      797,613       210,343      1,986,896
Interfund transfers, net ...............................       858,263      412,022     (307,215)     (210,557)    (1,545,986)
Transfer of assets due to plan mergers .................    11,953,728    1,633,630    8,932,238     3,084,468     16,287,706
                                                          ------------   ----------  -----------   -----------   ------------
Net increase ...........................................    14,196,622    2,729,352    9,422,636     3,084,254     16,728,616
Net assets available for benefits at beginning of period
                                                          ------------   ----------  -----------   -----------   ------------
Net assets available for benefits at end of period .....  $ 14,196,622   $2,729,352  $ 9,422,636   $ 3,084,254   $ 16,728,616
                                                          ============   ==========  ===========   ===========   ============
                                                                         FUND INFORMATION
                                                          FOR THE PERIOD JUNE 1, 1998 TO DECEMBER 31, 1998
                                                          ------------------------------------------------

                                                            WARBURG
                                                            PINCUS                               NEUBERGER
                                                           ADVISOR       INVESCO                  BERMAN
                                                           EMERGING       TOTAL         JANUS    PARTNERS
                                                          GROWTH FUND   RETURN FUND     FUND      TRUST
                                                          -----------   -----------  ----------  ---------
Additions to net assets attributed to:
    Investment income
      Interest .........................................
      Net appreciation (depreciation) in fair
        value of investments ...........................  $  (112,969)  $   228,364  $  445,035  $  61,055
                                                          -----------   -----------  ----------  ---------
                                                             (112,969)      228,364     445,035     61,055
                                                          -----------   -----------  ----------  ---------
    Contributions
      Employer .........................................       37,127        42,664     137,920     50,517
      Employee .........................................       63,039        97,171     224,662     87,533
                                                          -----------   -----------  ----------  ---------
                                                              100,166       139,835     362,582    138,050
                                                          -----------   -----------  ----------  ---------
Total additions ........................................      (12,803)      368,199     807,617    199,105

Deductions from net assets attributed to:
    Benefit payments ...................................       96,607        42,776      45,031      3,223
    Transaction charge .................................          195           303         177         57
    Transfer to affiliated plan ........................       20,476                     2,602        435
                                                          -----------   -----------  ----------  ---------
Total deductions .......................................      117,278        43,079      47,810      3,715
Change in forfeiture reserve, net ......................          613           136          68
                                                          -----------   -----------  ----------  ---------
Net increase (decrease) prior to interfund transfers
   and plan mergers ....................................     (129,468)      325,256     759,875    195,390
Interfund transfers, net ...............................     (947,020)        1,131     420,116    158,165
Transfer of assets due to plan mergers .................    5,377,728     3,559,698   1,810,060    332,245
                                                          -----------   -----------  ----------  ---------
Net increase ...........................................    4,301,240     3,886,085   2,990,051    685,800
Net assets available for benefits at beginning of period
                                                          -----------   -----------  ----------  ---------
Net assets available for benefits at end of period .....  $ 4,301,240   $ 3,886,085  $2,990,051  $ 685,800
                                                          ===========   ===========  ==========  =========

   The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

                                                                               FUND INFORMATION
                                                                FOR THE PERIOD JUNE 1, 1998 TO DECEMBER 31, 1998
                                                          -------------------------------------------------------------


                                                          LIFETIME20  LIFETIME30   LIFETIME40    LIFETIME50  LIFETIME60
                                                             FUND        FUND         FUND         FUND         FUND
                                                          ----------  ----------   -----------   ----------  ----------
Additions to net assets attributed to:
    Investment income
      Interest .........................................
      Net appreciation (depreciation) in fair
        value of investments ...........................  $   10,691  $   14,197   $   (56,282)  $    8,210  $   37,909
                                                          ----------  ----------   -----------   ----------  ----------
                                                              10,691      14,197       (56,282)       8,210      37,909
                                                          ----------  ----------   -----------   ----------  ----------
    Contributions
      Employer .........................................      32,773      40,483        40,760       22,174       9,814
      Employee .........................................      63,812      77,669       144,262      148,773      27,538
                                                          ----------  ----------   -----------   ----------  ----------
                                                              96,585     118,152       185,022      170,947      37,352
                                                          ----------  ----------   -----------   ----------  ----------
Total additions ........................................     107,276     132,349       128,740      179,157      75,261

Deductions from net assets attributed to:
    Benefit payments ...................................         905      22,482         6,453           96
    Transaction charge .................................          25          78           894
    Participant notes receivable terminated
      due to withdrawal of participant .................
    Transfer to affiliated plan ........................         172       2,177                     17,515
                                                          ----------  ----------   -----------   ----------  ----------
Total deductions .......................................       1,102      24,737         7,347       17,611
Change in forfeiture reserve, net ......................                     613
                                                          ----------  ----------   -----------   ----------  ----------
Net increase (decrease) prior to interfund transfers
   and plan mergers ....................................     106,174     108,225       121,393      161,546      75,261
Interfund transfers, net ...............................      40,745      50,220    (1,135,226)      78,783     604,973
Transfer of assets due to plan mergers .................      58,366      41,487     6,166,902        2,001         165
                                                          ----------  ----------   -----------   ----------  ----------
Net increase ...........................................     205,285     199,932     5,153,069      242,330     680,399
Net assets available for benefits at beginning of period
                                                          ----------  ----------   -----------   ----------  ----------
Net assets available for benefits at end of period .....  $  205,285  $  199,932   $ 5,153,069   $  242,330  $  680,399
                                                          ==========  ==========   ===========   ==========  ==========
                                                                              FUND INFORMATION
                                                              FOR THE PERIOD JUNE 1, 1998 TO DECEMBER 31, 1998
                                                          -------------------------------------------------------
                                                           METALS USA,
                                                              INC.                     PARTICIPANT
                                                             COMMON        FIXED          NOTES
                                                              STOCK         FUND       RECEIVABLE       TOTAL
                                                          ------------   -----------   -----------   ------------
Additions to net assets attributed to:
    Investment income
      Interest .........................................                 $    62,403   $    43,617   $    405,170
      Net appreciation (depreciation) in fair
        value of investments ...........................  $   (841,914)                                 2,983,394
                                                          ------------   -----------   -----------   ------------
                                                              (841,914)       62,403        43,617      3,388,564
                                                          ------------   -----------   -----------   ------------
    Contributions
      Employer .........................................        71,692       159,273                    1,745,520
      Employee .........................................       172,004       130,333                    3,226,317
                                                          ------------   -----------   -----------   ------------
                                                               243,696       289,606                    4,971,837
                                                          ------------   -----------   -----------   ------------
Total additions ........................................      (598,218)      352,009        43,617      8,360,401

Deductions from net assets attributed to:
    Benefit payments ...................................        78,654       106,358                    1,739,545
    Transaction charge .................................        10,985           607                       16,936
    Participant notes receivable terminated
      due to withdrawal of participant .................                                    93,388         93,388
    Transfer to affiliated plan ........................         1,102                                    214,503
                                                          ------------   -----------   -----------   ------------
Total deductions .......................................        90,741       106,965        93,388      2,064,372
Change in forfeiture reserve, net ......................           627                                     (2,253)
                                                          ------------   -----------   -----------   ------------
Net increase (decrease) prior to interfund transfers
   and plan mergers ....................................      (688,332)      245,044       (49,771)     6,293,776
Interfund transfers, net ...............................     1,300,739      (198,010)      418,857
Transfer of assets due to plan mergers .................    10,764,597     2,631,543     1,375,849     74,012,411
                                                          ------------   -----------   -----------   ------------
Net increase ...........................................    11,377,004     2,678,577     1,744,935     80,306,187
Net assets available for benefits at beginning of period
                                                          ------------   -----------   -----------   ------------
Net assets available for benefits at end of period .....  $ 11,377,004   $ 2,678,577   $ 1,744,935   $ 80,306,187
                                                          ============   ===========   ===========   ============

   The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

ITEM 1.  DESCRIPTION OF PLAN

   The following description of the Metals USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

   The Plan is a defined contribution plan established effective June 1, 1998. Each employee who was a participant in a plan that was merged into the Plan shall become an eligible employee as of the date of merger. Other, non-union employees of Metals USA, Inc. (the "Company") become eligible to participate upon completing six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

   Participants may contribute an amount equal to not less than one percent nor more than fifteen percent of their compensation for the contribution period. The Company will make a matching contribution in an amount equal to $.50 for each $1.00 contributed by an employee up to a maximum of six percent of the participant's compensation. The Company may also make discretionary nonelective contributions and profit sharing contributions.

PARTICIPANT ACCOUNTS

   Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is limited to the benefit that can be provided from that participant's vested account.

VESTING

   Participants are immediately vested in their voluntary contributions, qualified nonelective contributions and qualified matching contributions plus actual earnings thereon. The balance of vesting in the participants' account is based on years of service. With the exception of balances transferred from the Pacific Metal Company Amended and Restated Employee Stock Ownership Plan and Trust, a participant becomes 25 percent vested after one year of service, 50 percent vested after two years of service, 75 percent vested after three years of service and 100 percent vested after four years of service. The balance of vesting in the participants' accounts transferred from the Pacific Metal Company Amended and Restated Employee Stock Ownership Plan and Trust is based on years of service. A participant becomes 20 percent vested after three years of service, 40 percent vested after four years of service, 60 percent vested after five years of service, 80 percent vested after six years of service and 100 percent vested after seven years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

METALS USA, INC.
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

INVESTMENT OPTIONS

   Upon enrollment in the Plan, a participant may currently direct contributions among any of the following investment options:

  CHARTER GUARANTEED INCOME FUND - Funds are invested in the CIGNA Charter Guaranteed Income Fund, which provides a guaranteed rate of return reset semiannually.

  CHARTER LARGE COMPANY STOCK INDEX FUND - Funds are invested in the CIGNA Charter Large Company Stock Index Fund, which is a separate account which provides an investment portfolio designed to reflect the composition of the Standard & Poor's 500 Composite Stock Price Index.

  CHARTER GROWTH & INCOME FUND - Funds are invested in the CIGNA Charter Growth & Income Fund, which invests primarily in Standard & Poor's 500 common stocks.

  CHARTER GLOBAL STOCK FUND - Funds are invested in the CIGNA Charter Global Stock Fund, which invests primarily in common stock, preferred shares, convertible debt and other equity related securities traded on recognized exchanges throughout the world.

  FIDELITY ADVISOR EQUITY GROWTH FUND - Funds are invested solely in units of the CIGNA Fidelity Advisor Equity Growth Fund, which in turn invests solely in shares of the Fidelity Advisor Equity Growth Fund.

  WARBURG PINCUS ADVISOR EMERGING GROWTH FUND - Funds are invested solely in units of the CIGNA Warburg Pincus Advisor Emerging Growth Fund, which in turn invests solely in shares of the Warburg Pincus Advisor Emerging Growth Fund.

  INVESCO TOTAL RETURN FUND - Funds are invested solely in units of the CIGNA INVESCO Total Return Fund, which in turn invests solely in shares of the INVESCO Total Return Fund.

  JANUS FUND - Funds are invested solely in units of the CIGNA Janus Fund, which in turn invests solely in shares of the Janus Fund.

  NEUBERGER BERMAN PARTNERS TRUST - Funds are invested solely in units of the CIGNA Neuberger Berman Partners Trust, which in turn invests solely in shares of the Neuberger Berman Partners Trust.

  LIFETIME20 FUND - Funds are invested in five actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

  LIFETIME30 FUND - Funds are invested in six actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Charter Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed
(Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

  LIFETIME40 FUND - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Charter Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor

METALS USA, INC.
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

  LIFETIME50 FUND - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Charter Growth & Income Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

  LIFETIME60 FUND - Funds are invested in five actively managed separate accounts including the CIGNA Charter Growth & Income Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Short-Term Fixed Income Fund, and the CIGNA Charter Actively Managed
(Core) Fixed Income Fund.

  METALS USA, INC. COMMON STOCK - Funds are invested solely in shares of the Metals USA, Inc. Common Stock.

  FIXED FUND - Funds are invested in the CIGNA Charter Guaranteed Income Fund, which provides a guaranteed rate of return reset semi-annually. Funds are also invested in the Ohio National Life Insurance Company ("ONLIC") Fixed Accumulation Account, which provides a guaranteed rate of return.

   Participants may change their investment options at any time.

PAYMENT OF BENEFITS

   On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, a distribution in the form of an annuity, or a combination of both. Distributions are subject to the applicable provisions of the Plan agreement.

PARTICIPANT NOTES RECEIVABLE

   Participants may borrow up to the lesser of $50,000 or 50 percent of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

CASH EQUIVALENTS

   Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 1998 are invested in the CIGNA Charter Guaranteed Short-Term

METALS USA, INC.
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Account, which is recorded at fair value, and are included as cash equivalents within the fund in which units are subsequently purchased.

ITEM 2.  SUMMARY OF ACCOUNTING POLICIES

METHOD OF ACCOUNTING

   The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

INVESTMENTS

   Investments in pooled separate accounts (CIGNA Charter Large Company Stock Index Fund, CIGNA Charter Growth & Income Fund, CIGNA Charter Global Stock Fund, CIGNA Fidelity Advisor Equity Growth Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA INVESCO Total Return Fund, CIGNA Janus Fund, CIGNA Neuberger Berman Partners Trust, CIGNA Lifetime20 Fund, CIGNA Lifetime30 Fund, CIGNA Lifetime40 Fund, CIGNA Lifetime50 Fund and CIGNA Lifetime60) are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company ("CG Life"). The investments in the CIGNA Charter Guaranteed Income Fund and the ONLIC Fixed Accumulation Account are non-fully benefit responsive and are recorded at fair value. The Company stock is valued at its quoted market price.

CONTRIBUTIONS

   Employee contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Matching Company contributions are recorded monthly. Discretionary nonelective and profit sharing contributions, if any, are recorded when received.

BENEFITS

   Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.


ITEM 3.  DEPOSITS WITH INSURANCE COMPANIES

   The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Charter Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund the Plan is credited with interest at the rate specified in the contract, which was 5.35% for the period June 1, 1998 to December 31, 1998, net of asset charges. CG Life

METALS USA, INC.
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Income Fund for six months. The Plan participates in a contract with ONLIC via an investment in the ONLIC Fixed Accumulation Account. For the Plan's investment in the ONLIC Fixed Accumulation Account, the Plan is credited with interest at the rate specified in the contract which was 6.30% for the period June 1, 1998 to December 31, 1998, net of asset charges. As discussed in Note 2, the CIGNA Charter Guaranteed Income Fund and the ONLIC Fixed Accumulation Account are included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

ITEM 4.  INVESTMENTS

   Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                           DECEMBER 31,
                                                              1998
                                                           ------------
      CIGNA CHARTER GUARANTEED INCOME FUND                 $13,673,610
       interest rate, 5.35%
      CIGNA Charter Growth & Income Fund                     9,334,411
       units, 308,678
      CIGNA Fidelity Advisor Equity Growth Fund             16,590,663
       units, 856,513
      CIGNA Warburg Pincus Advisor Emerging Growth Fund      4,268,623
       units, 221,747
      CIGNA Lifetime40 Fund                                  5,118,704
       units, 61,141
      Metals USA, Inc. Common Stock                         11,324,990
       shares, 1,161,537

ITEM 5.  PARTICIPANT NOTES RECEIVABLE

   Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (6.75% to 11.50% for the period June 1, 1998 to December 31, 1998).


ITEM 6.  PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of

METALS USA, INC.
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

ITEM 7.  INCOME TAXES

   As of December 31, 1998, the Plan had filed for, but had not yet received, a determination letter from the Internal Revenue Service which would determine that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). However, the Plan's administrator and tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

ITEM 8.  RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

   The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on lines 31 and 32 of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the amount of contributions accrued at December 31. The ending net asset balances are reconciled as follows:

                                                          DECEMBER 31,
                                                              1998
                                                         ---------------
              NET ASSETS,  REFLECTED ON FORM
              5500                                       $  78,850,341
              Add: Employer contributions receivable           897,120
                   Employee contributions receivable           558,726
                                                         ---------------
              Net  assets,  reflected  in the  financial
              statements                                 $  80,306,187
                                                         ---------------

ITEM 9.  PLAN MERGERS

    During 1998, the Company made a significant number of acquisitions and assets of several plans were merged into the Plan and effected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.


ITEM 10. FORFEITURES

   The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result

METALS USA, INC.
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $126,991 at December 31, 1998, is included in the CIGNA Charter Guaranteed Income Fund and is available to offset contributions, which would be otherwise payable by the Company or reallocated to the participants, in accordance with the Plan agreement. In 1998, Company cash contributions were offset by $9,064 from forfeited nonvested accounts.

ITEM 11. TRANSFER TO AFFILIATED PLAN

   In 1998, certain employees and their participant balances were transferred from the Plan to an affiliated Plan.

METALS USA, INC.                                           SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                           SCHEDULE I
LINE 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

---------------------------------------------------------------------------------------------------------------------------------
                                                                              (c)
                               (b)                            Description of investment including
                  Identity of Issue, borrower,                  maturity date, rate of interest,          (d)            (e)
      (a)           lessor, or similar party                   collateral, par or maturity value          Cost       Current value
             Connecticut General Life                CIGNA Charter Guaranteed Income
       *     Insurance Company                       Fund
                                                     5.35%                                             13,673,610 $    13,673,610

             Connecticut General Life                CIGNA Charter Large Company Stock
       *     Insurance Company                       Index Fund
                                                     $65.25/unit                                        2,313,304       2,622,607

             Connecticut General Life                CIGNA Charter Growth & Income Fund
       *     Insurance Company                       $30.24/unit                                        8,354,274       9,334,411

             Connecticut General Life                CIGNA Charter Global Stock Fund
       *     Insurance Company                       $10.01/unit                                        2,911,234       3,037,801

             Connecticut General Life                CIGNA Fidelity Advisor Equity
       *     Insurance Company                       Growth Fund
                                                     $19.37/unit                                       14,537,558      16,590,663

             Connecticut General Life                CIGNA Warburg Pincus Advisor
       *     Insurance Company                       Emerging Growth Fund
                                                     $19.25/unit                                        4,081,640       4,268,623

             Connecticut General Life                CIGNA INVESCO Total Return Fund
       *     Insurance Company                       $18.67/unit                                        3,624,745       3,849,149

             Connecticut General Life                CIGNA Janus Fund
       *     Insurance Company                       $18.22/unit                                        2,429,304       2,865,317

             Connecticut General Life                CIGNA Neuberger Berman Partners Trust
       *     Insurance Company                       $16.66/unit                                          580,931         636,970

             Connecticut General Life                CIGNA Lifetime20 Fund
       *     Insurance Company                       $39.35/unit                                          165,339         176,840

*  Indicates an identified person known to be a party-in-interest to the Plan.

METALS USA, INC.                                           SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                           SCHEDULE I
LINE 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998     (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                              (c)
                               (b)                            Description of investment including
                  Identity of Issue, borrower,                  maturity date, rate of interest,           (d)              (e)
      (a)           lessor, or similar party                   collateral, par or maturity value          Cost         Current value
             Connecticut General Life                CIGNA Lifetime30 Fund
       *     Insurance Company                       $46.97/unit                                    $        153,615 $       166,236

             Connecticut General Life                CIGNA Lifetime40 Fund
       *     Insurance Company                       $83.72/unit                                           5,035,961       5,118,704

             Connecticut General Life                CIGNA Lifetime50 Fund
       *     Insurance Company                       $21.52/unit                                             211,454         224,684

             Connecticut General Life                CIGNA Lifetime60 Fund
       *     Insurance Company                       $48.51/unit                                             636,379         672,141

             National Financial Services             Metals USA, Inc. Common Stock
       *     Corporation                             $9.75/share                                          12,167,286      11,324,990

             Connecticut General Life                CIGNA Charter Guaranteed Income Fund
       *     Insurance Company                       5.35%                                                 1,288,733       1,288,733

             Ohio National Life                      ONLIC Fixed Accumulation Account
       *     Insurance Company                       6.30%                                                 1,234,583       1,234,583

             Connecticut General Life                Cash Equivalents (CIGNA Charter
       *     Insurance Company                       Guaranteed Short-Term Account)                           19,344          19,344

       *     Participant Notes Receivable            6.75% - 11.50%                                        1,744,935       1,744,935

*  Indicates an identified person known to be a party-in-interest to the Plan.

METALS USA, INC.     SUPPLEMENTAL SCHEDULE
401(K) PLAN                    SCHEDULE II
LINE 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1998

----------------------------------------------------------------------------------------------------------------------------------
                                 (b)
                        Description of asset                                          (f)                        (h)
                          (include interest                                         Expense                 Current value
          (a)                   rate              (c)         (d)         (e)      incurred        (g)       of asset on    (i)
   Identity of party    and maturity in case    Purchase    Selling      Lease       with        Cost of     transaction   Net gain
       involved              of a loan)          price       price      rental    transaction     asset         date        (loss)
Connecticut General     Purchases into CIGNA
Life Insurance          Charter Guaranteed
Company                 Income Fund          $ 15,698,826         N/A         N/A         N/A $ 15,698,826  $ 15,698,826       --

Connecticut General     Sales from CIGNA
Life Insurance          Charter Guaranteed
Company                 Income Fund                   N/A  $2,305,479         N/A         N/A    2,305,479     2,305,479       --

Connecticut General     Purchases into CIGNA
Life Insurance          Charter Growth &
Company                 Income Fund             9,581,358         N/A         N/A         N/A    9,581,358     9,581,358       --

Connecticut General     Sales from CIGNA
Life Insurance          Charter Growth &
Company                 Income Fund                   N/A   1,101,346         N/A         N/A        *         1,101,346       *

Connecticut General     Purchases into CIGNA
Life Insurance          Fidelity Advisor
Company                 Equity Growth Fund     17,771,140         N/A         N/A         N/A   17,771,140    17,771,140       --

Connecticut General     Sales from CIGNA
Life Insurance          Fidelity Advisor
Company                 Equity Growth Fund            N/A   3,097,990         N/A         N/A        *         3,097,990       *

                        Purchases into CIGNA
Connecticut General     Warburg Pincus
Life Insurance          Advisor Emerging
Company                 Growth Fund             5,475,444         N/A         N/A         N/A    5,475,444     5,475,444       --

                        Sales from CIGNA
Connecticut General     Warburg Pincus
Life Insurance          Advisor Emerging
Company                 Growth Fund                   N/A   1,093,852         N/A         N/A        *         1,093,852       *

Connecticut General
Life Insurance          Purchases into CIGNA
Company                 Lifetime40 Fund         6,486,162         N/A         N/A         N/A    6,486,162     6,486,162       --

Connecticut General
Life Insurance          Sales from CIGNA
Company                 Lifetime40 Fund               N/A   1,311,176         N/A         N/A    1,491,710     1,311,176  $(180,534)

                        Purchases into
National Financial      Metals USA, Inc.
Services Corporation    Common Stock           12,328,508         N/A         N/A         N/A   12,328,508    12,328,508       --

                        Sales from
National Financial      Metals USA, Inc.
Services Corporation    Common Stock                  N/A     161,600         N/A         N/A      161,153       161,600        447

* Cost information is not currently available from Connecticut General Life Insurance Company.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METALS USA, INC.

METALS USA, INC. 401 (k) PLAN



June 25, 1999                          By:       /S/ TERRY L. FREEMAN
                                                     Terry L. Freeman
                                           Vice President & Corporate Controller

                                INDEX TO EXHIBITS

Exhibit                                                               Sequential
Number       Description                                               Page No.

1            Consent of PricewaterhouseCoopers LLP                        1

2            Plan Agreement for the Metals USA, Inc. 401(k)
             Plan Incorporated by reference to Exhibit 4.1 to the Registration Statement filed under cover of Form S-8 (Registration Number 333-62361) on
             August 27, 1998